Filed by Rocket Companies, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to

Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Mr. Cooper Group Inc.

Commission File No.: 001-14667

The following is a transcript for the investor call delivered by Varun Krishna, the Chief Executive Officer of Rocket Companies, Inc. (“Rocket”), Sharon Ng, the Head of Investor Relations of Rocket, Brian Brown, the Chief Financial Officer of Rocket, and Jay Bray, the Chief Executive Officer of Mr. Cooper Group Inc. (“Mr. Cooper”) on March 31, 2025.

Rocket Companies to Acquire Mr. Cooper– TRANSCRIPT

March 31, 2025

03 - 31 - 2025

Rocket Companies

Mr. Cooper Transaction Investor Call Transcript

Rocket Companies to Acquire Mr. Cooper– TRANSCRIPT

March 31, 2025

CORPORATE SPEAKERS:

Sharon Ng

Rocket Companies; Head of Investor Relations

Varun Krishna

Rocket Companies; Chief Executive Officer

Jay Bray

Mr. Cooper Group; Chief Executive Officer

Brian Brown

Rocket Companies; Chief Financial Officer

PARTICIPANTS:

Jeffrey Adelson

Morgan Stanley; Analyst

Mark DeVries

Deutsche Bank; Analyst

Bose George

KBW; Analyst

Giuliano Anderes-Bologna

Compass Point; Analyst

Ryan Shelley

Bank of America; Analyst

Operator

Good morning and welcome, everyone, to the Rocket Companies and Mr. Cooper Transaction Conference Call.

All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question and answer session. If you would like to ask a question at that time, simply press star, followed by the number one on your telephone keypad. If you would like to withdraw your question, press star one again. Thank you.

I would now like to turn the conference over to Sharon Ng, Head of Investor Relations at Rocket Companies. Sharon, you may begin your conference.

Sharon NG, Head of Investor Relations at Rocket Companies

Good morning, everyone, and welcome.

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Joining me today are Varun Krishna, Chief Executive Officer of Rocket Companies, Brian Brown, Chief Financial Officer of Rocket Companies, and Jay Bray, Chairman and Chief Executive Officer of Mr. Cooper Group.

Before we begin, please note that this call may contain forward-looking statements. These statements include, but are not limited to, discussions about the anticipated benefits of the proposed transaction between Rocket Companies and Mr. Cooper, expected financial and operational outcomes, the timing of the transaction’s completion, and plans for the combined company. Any statements made today that are not historical facts should be considered forward-looking statements.

We do not undertake any obligation to update these statements based on new information or future events, except as required by law. This call is being broadcast live and is accessible on Rocket Companies’ and Mr. Cooper’s investor relations websites. A replay of today's call will be available on our IR websites later today.

Additionally, we have posted a press release and a copy of our presentation on our IR websites for future reference.

And with that, I’ll turn the call over to Varun.

Varun Krishna, CEO of Rocket Companies

Good morning, and thank you for joining us today.

We have some exciting news to share with you today. Rocket has signed an agreement to acquire Mr. Cooper, America’s largest servicer, in an all-stock transaction for $9.4 billion in equity value. This is a major step forward for homebuyers and homeowners across America.

I joined Rocket to transform a fragmented industry, and over the past 18 months as CEO, two things became clear to me.

First, home search, brokerage, financing, title, closing, and servicing should be seamless. But today, they’re not. There’s too much friction, and that causes real stress for our clients. If we truly want to fix that, we have to own the client experience from beginning to its true end.

Second, servicing is the golden key to the puzzle. It’s the way to build lifelong client relationships.  It allows us to understand each client deeply and deliver personalized, repeat experiences that build lasting loyalty. Servicing is a hidden and underappreciated gem, but when it’s connected to the rest of the homeownership platform, its value becomes extraordinary.

This is why we believe bringing Mr. Cooper and Redfin into the Rocket platform will help us accelerate our mission to Help Everyone Home.

I'm excited about this combination for 4 key strategic reasons.

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First, this combination expands our recapture flywheel, what we have shared is our company-level strategic focus. Recapture is the engine that connects origination and servicing. Simply put, recapturing more clients compounds growth and drives long-term value.

At the heart of the flywheel is our exceptional 83 percent recapture rate. This is the rate at which clients return to Rocket when they're ready for their next refinance transaction, which may occur every 5 to 7 years. In the meantime, our servicing relationship provides monthly touchpoints that deepen our relationship with the client. With each interaction, we gather stronger and stronger signals about the homeowner's needs and circumstances. These insights create ongoing opportunities to boost retention and drive future transactions without reoccurring acquisition costs for the next transaction. This beautiful dynamic generates powerful economics and maximizes the client lifetime value. That's why we're so excited about this combination.

So, what makes our recapture rate 3 times higher than average? The answer is simple: we are relentlessly obsessed with delighting our clients. And when we take our recapture rate and apply it to Mr. Cooper's scale and operational excellence, we activate the best of both worlds.

Second, this combination is about data and AI. The proprietary data set across our platform will triple, and what this will directly power is a smarter, more operationally efficient AI platform—with better models, more personalization and higher conversion—an AI machine that is designed to create happier clients. This scale of data will directly power our AI strategy.

Both Rocket and Mr. Cooper have heavily invested in technology, embedding throughout our businesses. When you combine those capabilities together, you get something transformational: the ability to anticipate client needs before they voice them. We’re not waiting for clients to raise their hand. Our data signals tell us when it’s time to reach out, engage, and guide—even before a home search begins.

This is how we turn data into relationships, relationships into transactions, and transactions into lifetime delight.

The data at scale is powerful—but it becomes truly transformational when paired with unmatched distribution. Together, Rocket, Mr. Cooper, and Redfin reach 62 million monthly visitors, nearly 10 million servicing clients, 450 thousand annual origination clients, over 1 billion annual client interactions, and generate 30 petabytes of personalization signals. This level of data and engagement is unmatched. And it’s this platform that allows us to nurture a vast, interconnected ecosystem.

Which leads me to the third reason this combination is so exciting: the strength of the Rocket ecosystem. Purpose-built to serve clients, industry professionals, and partners, we're bringing together thousands of real estate agents, tens of thousands of brokers and loan officers, to nearly half a million origination clients, and more than 800 financial institutions.

High-intent clients get value and seamless experiences. Industry professionals like real estate agents, loans officers and mortgage brokers get powerful AI tools to grow their business. Partners gain enterprise-level capabilities. It’s a model where everyone succeeds together.

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Let me paint an example of what that looks like:

It starts with Rocket—alongside Redfin and Mr. Cooper—equipping agents, loan officers, mortgage brokers, and servicing professionals with the Rocket AI platform.

Rocket Logic teams up with Mr. Cooper's Agent IQ and Pyro to fully streamline origination, servicing and automation. Productivity becomes exponentially amplified, information and data exchanges are simplified, and engagement and conversion are automatically optimized.

For our B2B partners—including sub-servicers—this ecosystem delivers even greater value. The experience will be fully re-branded to our partners, with seamless client account setup and around-the-clock, VIP support.

This transaction also unlocks powerful new opportunities for our mortgage broker partners—an essential community that we fully support. The enhanced Rocket platform will give brokers more choice than ever before, along with access to competitive products, advanced technology, and the tools to grow their business. Looking ahead, we envision mortgage brokers having access to servicing capabilities for their own clients—and a future where their name appears on the mortgage statement, keeping the client relationship where it belongs: with the broker.

And finally—what gets me most excited is very simple: it’s the client. They are the biggest winner in all of this. Our platform is vertically integrated, designed with the singular objective to make their experience modern, easy and more affordable.

Starting with Redfin’s home search and brokerage, through Rocket’s home financing, and into Mr. Cooper’s servicing, we’re creating an integrated homeownership experience, with scale and revenue captured at every step. This fully connected model gives us the flexibility to create more value for our clients.

For now, let’s step back and compare that to how the homeownership journey looks today. It’s fragmented, frustrating and costly. Multiple companies all involved, all operating in silos. Clients must contend with annoying handoffs, mindless, repeated data, zero transparency, and it’s expensive as heck. And all these middlemen extract roughly 10 percent of a home’s price in fees. Just think about that, that’s $40,000 on a $400,000 home.  The experience is broken, and that’s what we’re here to fix.

With Mr. Cooper, our servicing client base triples, reaching one in every six mortgage holders in America. These amazing clients will now get the full Rocket VIP experience: great rates, an expert loan officer, a dedicated real estate agent, one click data entry, and a digital, seamless, technology-driven experience.

And the good news is when our clients win—our shareholders win too. Brian will walk through the financial benefits of this transaction in a moment.

Before I hand it over to Jay, let me close with a few thoughts.

Everything I've just shared reflects what we often refer to as industrial logic. But at its core, this transaction is about something more intangible: our mutual trust, our shared ambition, and a bold vision

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for the future. It's about choosing to work with people who want to win together—and who genuinely enjoy working together.

When I met Jay, we connected instantly. He's built an exceptional organization, backed by amazing talent in the industry. And the best part? Rocket and Mr. Cooper share cultural DNA. Both of our companies put the client first, and we're innovators—obsessed with finding a better way.

To the talented teams at Mr. Cooper and Redfin: welcome to Rocket. We are uniting purpose, people, and possibility. And together, we're going to redefine homeownership.

And, to my dedicated and passionate Rocket team: you are the foundation of everything we’ve built—and everything we’re becoming. Over the past 40 years, your hard work, innovation, and relentless focus on the client brought us to this exact moment. Because of you, we’ve earned the right to step onto a bigger stage and lead the next chapter in the future of homeownership.

Over the last 18 months, I've seen the momentum building—and now, we embark on the next step of our journey.

Thank you. And with that, I’ll turn it over to Jay.

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Jay Bray, CEO of Mr. Cooper Group

Thanks Varun, and good morning, everyone. I am incredibly excited about the transaction we announced this morning. Itis ushering in nothing less than the future of the mortgage industry.

At Mr. Cooper, we’ve worked for years to perfect our servicing platform, which is digital, efficient, and highly scalable. Our multi-decade track record of customer growth and resilient profitability speaks for itself, as does the accolades for operational excellence we’ve earned from investors and clients. Now, by combining this platform with Rocket’s iconic brand and marketing capabilities, we’re creating a fully integrated homeownership platform with unmatched capabilities.

Importantly, the two companies are aligned on core values. This has been very apparent to me in getting to know Varun, Brian, and their teams, as well as Dan Gilbert. There is a very high level of trust among us, and I’m super excited to be working with you to realize our shared vision.

I believe this transaction will bring significant value to Mr. Cooper shareholders, not only in terms of the initial transaction, but also through the synergies we’ll deliver and the growth we’ll realize over time as we revolutionize the homeownership experience. We’ll start this work with a smooth and efficient integration, which will benefit from Mr. Cooper’s extensive experience, including the $1.7 trillion in mortgages and 6 million clients we’ve seamlessly onboarded over the last five years.

I expect all of our stakeholders to benefit, including clients, team members, business partners, and agency investors. Let me give a special call-out to Mr. Cooper’s subservicing, correspondent, and co-issue clients. You have played a critical role in Mr. Cooper’s growth, and now that you are about to become part of the Rocket ecosystem, you have my word that we will continue delivering the highest value to you, including new capabilities.

And finally, I want to recognize my fellow Coopers. You have worked tirelessly for over twenty years to build this company into what it is today, and thanks to your work, we now have an opportunity to move forward and really change the world. Thank you for everything.

And with that, Brian, I’ll hand it over to you.

Brian Brown, CFO of Rocket Companies

Thanks, Jay. Today, Rocket is making history in homeownership, and I couldn’t be more excited to welcome Mr. Cooper to the Rocket team.

Let me start by highlighting the key aspects of this transaction.

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Rocket has agreed to acquire Mr. Cooper for $9.4 billion in all-stock consideration. Each share of Mr. Cooper will receive 11 shares of Rocket, valuing Mr. Cooper at $143.33 per share based on Friday’s close. This transaction is expected to be immediately accretive to earnings per share upon close. we anticipate this will occur in the fourth quarter of 2025, pending Mr. Cooper shareholder approval, customary regulatory approvals, and standard closing conditions. Post-integration, we project over 500 million dollars in annual revenue and expense synergies, representing significant value creation for both Rocket and Mr. Cooper’s shareholders. Together, we realize the best of both: all-weather cash flows from servicing that elevate our baseline level of earnings while also significantly expanding our runway for growth in the origination business.

The strategic rationale for this transaction is simple: the best-in-class servicer joining forces with the best-in-class originator, both powered by industry-leading technology. It’s also about pairing Mr. Cooper’s operating efficiency as a servicer with Rocket’s unmatched 83 percent recapture rate—and applying these superpowers across the combined servicing portfolio. And the opportunity ahead is massive. We’re operating in a large, fragmented market with significant room for further expansion. This combination puts us in a position to grow market share while increasing operating leverage.

Now, let’s dive into the financial benefits of this transaction, starting with the excess capacity that each company brings to the table.

Rocket and Mr. Cooper share the same core operating principle: achieve scale by building capacity through AI-driven technology and automation. We’re expert operators in origination and servicing, with advanced, highly efficient platforms that provide significant headroom for growth and enable lower per unit costs.

Rocket currently has the capacity to originate over 150 billion dollars in annual loan volume without adding another dollar of fixed cost. As we shared at Investor Day last Fall, we expect to double that capacity to 300 billion dollars by 2027. We've made this possible by supercharging our team members with AI tools—unlocking over 1 million hours of productivity in the past year alone—while continuing to deliver industry-best client service.

On the servicing side, Mr. Cooper has added 440 billion dollars in servicing UPB over the past few years—and needed to hire only 20 additional team members. Today, Mr. Cooper enjoys a cost to service that is roughly one-third lower than the average servicer and still has excess capacity to service an additional 1.5 to 2 million loans without adding fixed costs and continuing to deliver an outstanding client experience. On a combined portfolio basis, we will be able to fill this capacity and realize even better servicing unit economics.

Second, this transaction accelerates our origination-servicing flywheel.

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Clients return to Rocket at over three times the industry average, fueled by a seamless, best-in-class origination experience. In fact, 40 percent of our currently serviced clients have completed two or more transactions with Rocket. Recaptured clients can be originated with no cost of acquisition, creating the kind of operating leverage that supports durable long-term growth.

By connecting home search, financing, and servicing, we monetize each stage of the homeownership journey. This fully integrated model strengthens the financial profile of the business and gives us the flexibility to pass meaningful savings back to our clients.

With Mr. Cooper, we can take Rocket’s origination-servicing flywheel to another level, as it expands our servicing base threefold and provides a source of zero-dollar acquisition cost originations. That’s nearly 10 million households with whom we will deepen relationships at every touchpoint, deliver exceptional client experiences, and extend lifetime value across the entire platform.

It's rare in business that you get to have your cake and can eat it too—but I believe this transaction to be one of those cases. Mr. Cooper will help drive more operating leverage and diversify revenue thanks to a higher base of recurring servicing fees. In pro forma terms, income from servicing fees and interest earned on escrows would have brought in five billion dollars of cash flow on a combined basis in 2024.

The servicing and origination businesses work in harmony across market cycles. When rates rise and originations slow, servicing values increase. And when rates fall, servicing values decline—but high recapture rates provide a steady stream of new originations. Rocket has a proven track record of growing our share of originations in all market cycles, while Mr. Cooper has maintained steady earnings across all rate environments. As one company, we get the best of both – the largest servicing portfolio to increase our baseline earnings profile and a springboard for growth in the origination business.

Finally, this transaction unlocks over 500 million dollars in annual synergies, driven by both revenue growth and cost savings—all highly achievable through the complementary strengths of our platforms.

We expect approximately 100 million dollars in revenue synergies, with the majority coming from applying Rocket’s recapture capabilities to increase Mr. Cooper’s recapture rate from 50% to 65% and drive incremental originations in a market like the ones we’re experiencing today.

Beyond originations, we see revenue opportunities related to attaching Rocket’s title and closing services to Mr. Cooper’s existing direct-to-consumer originations. We also expect to optimize earnings on escrow deposits and warehouse financing, leveraging our scale as the largest holder of escrow balances and user of warehouse financing.

We believe this underwriting case to be conservative for a couple of reasons. The first reason is that if mortgage rates were to move lower, to let’s say 6% for example, there would be an even larger group of Mr. Cooper’s serviced clients who would stand to benefit from a rate and term refinance. Second,

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Rocket’s recapture rate is currently at 83%, so there are nearly 20 points of potential upside that we're not even taking credit for. Lastly, this synergy does not consider any incremental cash-out, closed-end second, or purchase originations that would accompany improved recapture capabilities.

In terms of expenses, we estimate 400 million dollars in synergies across four categories. In the origination business, we see an opportunity to leverage Rocket’s excess capacity and proprietary, best-in-class loan origination system for all of Mr. Cooper’s originations.

On the servicing side, we plan to transition Rocket’s MSR portfolio onto Mr. Cooper’s industry-leading platform, which offers both significant excess capacity and exceptional operational efficiency.

Across both the servicing and origination businesses, there is opportunity to consolidate overlapping technologies and third-party vendors.

And finally, we expect to align support services across the combined enterprise and eliminate duplicative public company costs.

Taken together, these efforts represent an expected 400 million dollars in expense synergies.

And it bears repeating - this transaction is accretive to earnings upon close, delivering both immediate value and long-term strategic upside.

Equally important, we expect to maintain a strong capital and liquidity position. This transaction brings together two of the most well-capitalized originators and servicers in the industry. On a pro forma basis as of 2024 year-end, the combined entity had a capital ratio of 28% and net corporate leverage of 1.1 times, along with robust liquidity and a deep, diversified funding base. On a combined basis, the company would have had access to more than $50 billion in funding capacity and over $11 billion in available liquidity, reinforcing long-term financial strength and flexibility.

With Mr. Cooper and Redfin joining Rocket, we’re creating a homeownership platform that brings together search, financing, and servicing at scale. This is a bold acceleration of our strategy—one that positions us to transform the industry. With this integrated model, we can deliver more value to clients and industry professionals alike, drive meaningful growth, and unlock greater operating leverage.

We appreciate your trust and support and are confident this transaction will drive tremendous value for Rocket and our shareholders.

Thank you. Operator, we’re ready to turn it over for questions.

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Operator

We will now begin the question and answer session. If you would like to ask a question at this time, simply press star, followed by the number one on your telephone keypad. If you would like to withdraw your question, press star one again. Thank you.

And your first question comes from the line of Jeff Adelson with Morgan Stanley. Jeff, please go ahead.

Jeffrey Adelson, Morgan Stanley; Analyst

Hey, good morning. Thanks for taking my questions. I guess I wanted to focus on the recapture of assumptions here. It looks like Mr. Cooper, the recapture rates had over the prior few has been more in the 70% range until the past quarter with the Flagstar impact, so I guess I was just trying to understand a little bit more about the higher recapture rate and maybe why it's coming off of more of a 50% base versus the 70% base we're seeing previously?

Varun Krishna, CEO of Rocket Companies

Yes. Let me start by just painting -- I mean recapture is obviously one part of the overall story. So I just want to start with just kind of the bigger picture and then we can dive into some of the specifics of the recapture assumptions. There's so much that we're excited about for this deal. I think we'll dive into recapture -- Brian, maybe you can comment on the synergies.

But we really think that the servicing business is very complementary to the origination business. And when you get that right, that recapture flywheel is a self-sustaining thing. So there's a lot of strategic upside. And I would just highlight a few things. I think first is Rocket services three million mortgages, with this acquisition we’ll service nearly 10. That's one in every six in America. And it gives us three things. The first is recapture where that 83% recapture rate can be applied to a larger servicing book. So you get lower acquisition costs, higher LTV for every single one of those clients.

The other thing is you get a more balanced business model because you're able to generate business across cycles in any market environment and that MSR portfolio delivers stable and kind of recurring revenue that will offset that cyclicality. And then obviously you can take advantage of things like seamless refinancing.

But the other thing that I think is really important, especially when we talk about recapture is this is fundamentally about data and AI at its core. When you have more data, you have more signals, you have a better ability to target clients with the right product at the right time. When you put that data set together, your models naturally become significantly more performance and capable. So those are just some of the underlying things.

And then, Brian, maybe you can drill in on specific synergies and recapture.

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Brian Brown, CFO of Rocket Companies

Sure. Thanks, Jeff, for the question. So, to your point, we have about $100 million penciled out in our underwriting case on revenue on the revenue side. It's because of the recapture, which I'll dive into in a second. It's also though just important to note that there's some revenue synergies to attach to our title and closing business, which Mr. Cooper is not doing today. So that's a big opportunity.

Then the third one that's important to note is just the escrow and warehouse side of the business. No surprise, now we'll be the biggest holder of escrows on a combined basis and one of the biggest users of warehouse financing. So you bring those two firms together across the global banking partners, and there's a big opportunity to optimize.

But on the recapture specifically, you're right, we're only taking credit for a 15-point increase in recapture on Mr. Cooper's book. So it's essentially taking it from roughly the 50% that you mentioned to about 65%. As Varun said, Rocket's recapture is really 83%. So it's our view that there is upside here and it is significant. I can do a little bit of math for you, but essentially, if you take the 15 points of recapture and you do the math, you get to $100 million of synergies, but there's a couple of things to consider. One is the mortgage market. If I assume rates go down to 6, and I take that same 15 points of recapture, that's $150 million on a pretax basis of additional opportunity. And then to Varun's point, if we get all the way to the Rocket recapture rate of 83% and I assume rates go down to 6, that's $330 million of upside.

So the underwriting case is conservative by design but a lot of conviction around it, but there’s definitely upside as we move up that recapture rate.

Jeffrey Adelson, Morgan Stanley; Analyst

Great. And can you just maybe touch on – the tech stack has obviously been a huge focus under your leadership, and just want to get a better sense of how the tech stacks of the two companies compare how you're going to integrate that and how that sort of works through in the $400 million-plus of expense synergies you're thinking about? Obviously you've outlined consolidation of the overlapping tech there. So just trying to get a better sense of how you're going to actually approach that.

Varun Krishna, CEO of Rocket Companies

Yes. I think I mean at the highest level, we think that there's a great opportunity here to consolidate and create better technology platforms together. We have built a world-class LOS called Rocket logic. That's what allows us to have elastic capacity. And then in servicing, Mr. Cooper has built a best-in-class servicing platform, that is able to also manage capacity. So there's a lot of opportunity there for us to really consolidate and leverage each other's technology.

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The other thing I would just say is the technology itself has kind of advanced to a place now where capabilities like AI actually make integrating technology stacks, integrating data platforms more efficient, more intelligent, and more painless. So it's a good time for us to be approaching this kind of technology integration just because the technology itself has significantly matured from where it was several years ago.

Brian Brown, CFO of Rocket Companies

Yes. And Jeff, just to double click on Varun’s comments. That's where you're going to see the majority of the expense synergy comes from both slipping into Rocket's origination platform and Mr. Cooper's servicing platform. But as you can imagine, there's just a lot of back-office duplication of technology and other G&A. We'll be able to consolidate that and increase the combined purchasing power of the two entities. And then of course there's corporate overhead duplicative public company costs that kind of round out that $400 million.

Jeffrey Adelson, Morgan Stanley; Analyst

Great, thanks for taking my questions.

Operator

And your next question comes from the line of Mark DeVries with Deutsche Bank. Mark, please go ahead.

Mark DeVries, Deutsche Bank; Analyst

Yes. Thank you. You obviously announced another fairly significant merger recently with Redfin. Can you just talk about the challenges of integrating these two deals in parallel?

Varun Krishna, CEO of Rocket Companies

Yes, absolutely. I think we feel like now is exactly the right time to pursue this kind of integration. We think the industry is ready for it. As I mentioned earlier, I think technology itself has come a long way. The other thing I would just highlight, Mark, is that across the three companies, we have pretty practiced experience around successful M&A. And I'll ask Jay to maybe jump in and share some of his thoughts, but our strategy is very clear. We want to grow in purchase. We want to grow in AI and in servicing and these deals are a very direct accelerant of that. And so if you want to do a homeownership platform at scale, you have to have more relationships with clients at the top of the funnel. You've got to be able to figure out how to expand your servicing reach, and you have to connect those segments through originations. So, the reason I share that is because we just have a lot of conviction around our

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strategy, and that conviction will translate into solid integration. But we have been doing it. We think that inorganically really just allows us to accelerate the pace.

I'd also just share that this is a large-scale integration. We're taking it very seriously. It is going to be the top priority across the company. It's my top priority, the Board's top parity. We have a team that is going to be maniacal about execution. We've identified the best and brightest that’ll be working on this. Obviously we'll have a detailed project plan, accountability rigor, and again we will leverage playbooks from folks that are on the leadership team that have really done this successfully.

Jay if there's any more details, maybe I would flip to --

Jay Bray, CEO of Mr. Cooper Group

I think Mark, Varun commented on most of the points. But if you just look at our track record, I think it's second to none. I mean we've acquired a number of companies, a number of portfolios over the years. We certainly have a playbook on how to make that happen and how to make it happen seamlessly, both from a customer and a stakeholder standpoint. So if you think about it, even recently with our Flagstar acquisition, we boarded close to $300 billion very seamlessly. And so this is right in our wheelhouse and it's something that we are highly confident we can execute on. So a lot of experience on the team, to Varun's point, the highest priority and we'll get it done.

Mark DeVries, Deutsche Bank; Analyst

Okay. Great. Then just a question about kind of where you see the correspondent channel fitting in going forward. I know it's not an area where Rocket, you've been active, but it's been a recent area of emphasis at Cooper, so if you just talk about how you see that factoring into future originations?

Varun Krishna, CEO of Rocket Companies

You know I would just say that we think it's an important part of our strategy, and we support that channel very much.

Jay Bray, CEO of Mr. Cooper Group

Yes. Look, it's -- that team is amazing at Mr. Cooper, and we've been able to spend time with Varun and Brian and others and get them introduced to that team. So we think it's a -- there's a lot of growth potential there, and it's a core stream and we expect to continue to support it.

Mark DeVries, Deutsche Bank; Analyst

Ok, great, thank you.

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Operator

Your next question comes from the line of Bose George with KBW. Bose, please go ahead.

Bose George, KBW; Analyst

Good morning. Just a follow-up on the synergies discussion. With the deal closing expected to close in 4Q, how long will the integration take in terms of that $500 million sort of annualized kicking in?

Brian Brown, CFO of Rocket Companies

Yes. Thanks for the question. So a couple of things you said it. We expect it to close in Q4. We expect it to be accretive upon close and that's to the tune of, I'll say mid-teens in accretion to 2026 EPS. I think you'll see the integration, of course go throughout the year of 2026, but to Varun's earlier point, it will be the first priority of the company and the teams. We're very confident in being able to do it efficiently.

Bose George, KBW; Analyst

Okay. Great. Then just on the regulatory side, I assume the sign off – you've got sign offs from the GSEs and FHA, et cetera. Is there a size at which regulators get concerned about servicing concentration? Or is it a positive, just given your very strong balance sheet to have you guys servicing such a big part of the market.

Varun Krishna, CEO of Rocket Companies

Yes. Thank you. Look, I'd just start by saying that we have a lot of confidence that we'll get this deal done. We expect it to be viewed positively by FHFA and obviously the GSEs and we wouldn't be, obviously, pursuing this agreement if we weren't confident that we'd be able to get it done. We worked side by side with the top advisers in the industry and the legal experts from day one and both companies have very deep relationships with FHFA, the GSEs, FHA, Ginnie and the other market participants and regulators. So we feel pretty good. In terms of the overall market, 85% of the market is still untapped. So collectively, it's not kind of a primary concern.

Jay, I don't know if there's anything you would add?

Jay Bray, CEO of Mr. Cooper Group

Yes. Look, I mean you've seen us acquire a lot of portfolios over the years, and we've gone through the regulatory approval process multiple times. And ultimately, as I've always said, I mean we're very aligned with the regulatory community, whether it's FHFA, Ginnie, Fannie, Freddie, et cetera. They want

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strong counterparties. And if you think about the balance sheet strength of this company, it is second to none for sure. They want us to take care of customers and deliver a better value proposition. We are 100% going to do that as part of this transaction. So we're highly confident.

And then to Varun's point, it's a massive market. As you know, it's the large asset class in the world. And so there's still 85% of the market that's untapped. So we're highly confident that we will get the approvals necessary to get this done.

Bose George, KBW; Analyst

Okay. Great. Thanks, actually, just one more for me. What's the change of the pro forma share count of Rocket post deal?

Brian Brown, CFO of Rocket Companies

I mean the ownership is about 25% goes to Mr. Cooper. I don't have the actual number, Bose, but you can kind of do the math. It's 75% Rocket and you could see an increase in flow of about 25% in the issuance of Class A shares.

Bose George, KBW; Analyst

Ok great, thanks a lot.

Operator

And your next question comes from the line of Giuliano Bologna with Compass Point. Giuliano, please go ahead.

Giuliano Anderes-Bologna, Compass Point; Analyst

Good morning. Congratulations to everybody on a great transaction. As a first question, this might be a little bit more nuanced, but Mr. Cooper has a 20% investment in the Sagent and also has been an industry-leading REO auction platform. I'm curious when you're looking at the transaction and moving everything over to from a servicing productive over to Mr. Cooper, are there any opportunities to create significant additional value from some of those other platforms that Mr. Cooper currently controls? Or has an economic interest in?

Brian Brown, CFO of Rocket Companies

Yes. I'll start and then folks can jump in, but I'll start on the Sagent part first. That's extremely exciting to us. If we kind of take you back to our earlier comments, the best-in-class servicing platform is one of the

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key deal points to this. You've seen it and the numbers speak for themselves, but Mr. Cooper's cost of service, which is one of the most efficient in the space, while their extreme dedication to the consumer, is one of the things that we're mutually aligned and attracted us. So clearly, Sagent will be a big piece of that, that we support.

Then, Jay I don't know if you want to comment on that -- platform side.

Jay Bray, CEO of Mr. Cooper Group

Yes. But Giuliano, I think it's a great point, number one, because there's really -- when you look at the underwriting case, there's absolutely no upside value baked in for either one of those platforms. So there's nothing related to Sagent and there's nothing related to Xome. Obviously to Brian's point, we think this provides tremendous value to really both platforms. So as I think about it, it's a real value creator that has not been considered. So thanks for bringing that up.

Giuliano Anderes-Bologna, Compass Point; Analyst

That sounds good. And maybe one -- again a nuanced second question. When we think about the combined platform, and Mr. Cooper does a few things that are a little bit different on the correspondent side and with some other channels, I'm curious when you think about merging the platform together, is part of the take up over time or part of the opportunity on the recapture side moving towards more internally originated servicing that you've helped? Because I think there's been a historical differential between acquired MSRs and the recapture rate versus correspondent versus internally or not necessarily trying to do like I'll call it, retail or DTC channel. I'm curious if that mix changing is sort of the upside opportunity as well over time as the platforms scale together?

Brian Brown, CFO of Rocket Companies

Yes. I'll start and then others can jump in. But I think look, to Jay's earlier point, given the size and scale of this business, all the channels will continue to be important. I mean there's no question that in the synergy value, the DTC business is probably one of the things that we get most excited about through increasing that recapture. Of course, I don't want to downplay the fact that Rocket even aside from recapture is still going to organically be the number one lender again and grow share, which is going to be a great fulfillment engine to the servicing book. So you kind of take just the organic DTC business, then you layer on higher recapture, which is protecting the book but doing it as a 0 cost of acquisition, then you supplement that with some bulk acquisitions in the correspondent business and I think what you're left with is an originator service or flywheel that is, frankly speaking, very hard to touch from an industry perspective. It provides great growth potential, but it also is a great way to diversify and protect the book.

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Giuliano Anderes-Bologna, Compass Point; Analyst

Yes, that’s very helpful, thanks. Congratulations on the transaction, I’ll get back in the queue.

Operator

And your next question comes from the line of Ryan Shelley with Bank of America.

Ryan Shelley, Bank of America; Analyst

Hi guys. Thanks for the question and congratulations. My first question relates to the Mr. Cooper unsecured debt. So I think in the deck, you guys said that the debt is to be restructured or refinanced. Can you give any incremental color there on the exact treatment of the debt? Or if that has even been fully determined yet?

Brian Brown, CFO of Rocket Companies

Yes. Happy to, Ryan. Thanks for the question. I think it's helpful to break it into two categories. Sort of to your point, so I will start with the unsecured senior notes. There's about $5 billion out there at Mr. Cooper. And no surprise, this will trigger a change of control that's market precedent. So we plan on a very thoughtful approach. A lot of work has been done on this. The first thing I should probably point out is we've secured bridge financing, and that's locked in, and that's part of the deal. But, I have a lot of confidence in being able to bring that debt to market. The way we would do it is between signing and close, contingent upon close.

If I kind of break down that $5 billion into two buckets, there's, depending on market conditions, likely call it $3.2 billion that needs to be refinanced and we have confidence in our ability to do that. Then there's about $1.8 billion that we can tender likely through an exchange offer. That will be contingent on how the market performs of course from now to close, but that's sort of the current plan, all backstopped by bridge financing.

Then the secured financing is probably important for me to touch on as well. There's about $7 billion of secured financing out there. It's largely MSR financing, warehouse lines and servicer advances. The really good thing about that is, obviously Mr. Cooper is best-in-class in terms of their banking partners, very diversified and so is Rocket. We have a bunch of overlap. We will be now the biggest lender and servicer in the space. So we will need to get consent to get that over to the Rocket balance sheet, but we're not worried about that at all. In fact, even if there was a problem there, with Rocket's excess capacity on its lines, we could absorb almost the entire secured portion or just work with our existing banking partners to upsize it.

So good plan on the – good question, but we have a really strong plan around the debt side of the house.

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Ryan Shelley, Bank of America; Analyst

Got it. That is all from me, thank you.

Varun Krishna, CEO of Rocket Companies

Okay. Well thank you, everyone --

Operator

Yes. That concludes our question and answer session. I will now turn the conference back over to Varun Krishna for closing remarks. Varun?

Varun Krishna, CEO of Rocket Companies

Thank you, everyone, for listening to our call today. And we look forward to talking with you again soon. Appreciate it.

Operator

That concludes today's conference call. You may now disconnect.

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Cautionary Statement Regarding Forward-Looking Information

This communication contains statements regarding the proposed transaction between Rocket Companies, Inc. (“Rocket”) and Mr. Cooper Group Inc. (“Mr. Cooper”); future financial and operating results; benefits and synergies of the transaction; future opportunities for the combined company; the conversion of equity interests contemplated by the Agreement and Plan of Merger (the “Merger Agreement”) entered into by Rocket and Mr. Cooper on March 31, 2025; the issuance of common stock of Rocket contemplated by the Merger Agreement; the expected filing by Rocket with the Securities and Exchange Commission (“SEC”) of a registration statement on Form S-4 (the “Registration Statement”) and a prospectus and information statement of Rocket and a proxy of Mr. Cooper to be included therein (the “Joint Proxy and Information Statement/Prospectus”); the expected timing of the closing of the proposed transaction; the ability of the parties to complete the proposed transaction considering the various closing conditions and any other statements about future expectations that constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of words “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would” and, in each case, their negative or other various or comparable terminology. Such forward looking statements are based upon current beliefs, expectations and discussions related to the proposed transaction and are subject to significant risks and uncertainties that could cause actual results to differ materially from the results expressed in such statements.

Risks and uncertainties include, among other things, (i) the risk that the proposed transaction may not be completed in a timely basis or at all, which may adversely affect Rocket’s and Mr. Cooper’s businesses and the price of their respective securities; (ii) the potential failure to receive, on a timely basis or otherwise, the required approvals of the proposed transaction, including stockholder approval by Mr. Cooper’s stockholders, and the potential failure to satisfy the other conditions to the consummation of the proposed transaction; (iii) the effect of the announcement, pendency or completion of the proposed transaction on each of Rocket’s or Mr. Cooper’s ability to attract, motivate, retain and hire key personnel and maintain relationships with others whom Rocket or Mr. Cooper does business, or on Rocket’s or Mr. Cooper’s operating results and business generally; (iv) that the proposed transaction may divert management’s attention from each of Rocket’s and Mr. Cooper’s ongoing business operations; (v) the risk of any legal proceedings related to the proposed transaction or otherwise, including the risk of stockholder litigation in connection with the proposed transaction, or the impact of the proposed transaction thereupon, including resulting expense or delay; (vi) that Rocket or Mr. Cooper may be adversely affected by other economic, business and/or competitive factors; (vii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require payment of a termination fee; (viii) the risk that restrictions during the pendency of the proposed transaction may impact Rocket’s or Mr. Cooper’s ability to pursue certain business opportunities or strategic transactions; (ix) the anticipated tax treatment of the transaction may not be obtained, risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction; (x) the risk that the anticipated benefits and synergies of the proposed transaction may not be fully realized or may take longer to realize than expected; (xi) the impact of legislative, regulatory, economic, competitive and technological changes; (xii) risks relating to the value of Rocket securities to be issued in the proposed transaction; (xiii) the risk that integration of the Rocket and Mr. Cooper businesses post closing may not occur as anticipated or the combined company may not be able to achieve the anticipated synergies expected from the transaction, and the costs associated with such integration; and (xiv) the effect of the announcement, pendency or completion of the proposed transaction on the market price of the common stock of each of Rocket and Mr. Cooper.

These risks, as well as other risks related to the proposed transaction, will be more fully described in the Registration Statement that will be filed with the SEC in connection with the proposed transaction. While the list of factors presented here and the list of factors to be presented in the Registration Statement are considered representative, no such list should be considered to be a complete statement of all potential

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risks and uncertainties. Additional factors that may affect future results are contained in each company’s filings with the SEC, including each company’s most recent Annual Report on Form 10-K, as it may be updated from time to time by quarterly reports on Form 10-Q and current reports on Form 8-K, all of which are available at the SEC’s website http://www.sec.gov. The information set forth herein speaks only as of the date hereof, and any intention or obligation to update any forward looking statements as a result of developments occurring after the date hereof is hereby disclaimed by each company.

Important Information for Investors and Stockholders

In connection with the proposed transaction, Rocket will file with the SEC the Registration Statement on Form S-4, containing the Joint Proxy and Information Statement/Prospectus. After the Registration Statement has been declared effective by the SEC, the Joint Proxy and Information Statement/Prospectus will be delivered to stockholders of Rocket and Mr. Cooper. Rocket and Mr. Cooper may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the Joint Proxy and Information Statement/Prospectus or Registration Statement or any other document which Rocket or Mr. Cooper may file with the SEC. INVESTORS AND SECURITYHOLDERS OF ROCKET AND MR. COOPER ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY AND INFORMATION STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY, WHEN THEY ARE AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ROCKET, MR. COOPER, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and securityholders of Rocket and Mr. Cooper will be able to obtain copies of the Registration Statement and the Joint Proxy and Information Statement/Prospectus, when they become available, as well as other filings with the SEC that will be incorporated by reference into such documents, containing information about Rocket and Mr. Cooper, without charge, at the SEC’s website (http://www.sec.gov). Copies of the documents filed with the SEC by Rocket will be available free of charge under the SEC Filings heading of the Investor Relations section of Rocket’s website at ir.rocketcompanies.com. Copies of the documents filed with the SEC by Mr. Cooper will be available free of charge under the Financials & Filings heading of the Investor Relations section of Mr. Cooper’s website investors.mrcoopergroup.com.

Participants in the Solicitation

Rocket and Mr. Cooper and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Mr. Cooper’s stockholders in respect of the transaction under the rules of the SEC. Information regarding Rocket’s directors and executive officers is available in Rocket’s Annual Report on Form 10-K for the year ended December 31, 2024, and Rocket’s proxy statement, dated April 26, 2024, for its 2024 annual meeting of stockholders (the “Rocket 2024 Proxy”), which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Please refer to the sections captioned “Compensation Discussion and Analysis”; “Named Executive Officer Compensation Tables”; “Security Ownership of Certain Beneficial Owners and Management” and “Proposal No. 3 – Advisory Vote on Named Executive Officer Compensation” in the Rocket 2024 Proxy. Any changes in the holdings of Rocket’s securities by Rocket’s directors or executive officers from the amounts described in the Rocket 2024 Proxy have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Rocket 2024 Proxy and are available at the SEC’s website at www.sec.gov. Information regarding Mr. Cooper’s directors and executive officers is available in Mr. Cooper’s Annual Report on Form 10-K for the year ended December 31, 2024, and Mr. Cooper’s proxy statement, dated April 11, 2024, for its 2024 annual meeting of stockholders (the “Mr. Cooper 2024 Proxy”), which can be obtained free of charge through the website maintained by the SEC at http://www.sec.gov. Please refer to the sections captioned “Compensation Discussion and Analysis”; “Historical Executive Compensation Information”; “Proposal 2: Advisory Vote on Say on Pay” and “Beneficial Ownership” in the Mr. Cooper 2024 Proxy. Any changes in the holdings of Mr. Cooper’s securities by Mr. Cooper’s directors or executive officers from the amounts described in the Mr. Cooper

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2024 Proxy have been reflected in Statements of Change in Ownership on Form 4 filed with the SEC subsequent to the filing date of the Mr. Cooper 2024 Proxy and are available at the SEC’s website at www.sec.gov. Additional information regarding the interests of such participants will be included in the Registration Statement containing the Joint Proxy and Information Statement/Prospectus and other relevant materials to be filed with the SEC when they become available.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to, and shall not, constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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